SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 19341
(AMENDMENT NO.  1)

Mattersight Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

577097108
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

________________
1  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PenderFund Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,386,630 (see Item 4)

	6	SHARED VOTING POWER
Nil

	7	SOLE DISPOSITIVE POWER
2,386,630 (see Item 4)

	8	SHARED DISPOSITIVE POWER
Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,386,630 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
N/A ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

CUSIP No. 577097108	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Mattersight Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

200 W. Madison Street, Suite 3100
Chicago, Illinois 60606

Item 2(a).	Name of Person Filing:

PenderFund Capital Management Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1640-1066 W. Hastings Street
Vancouver, B.C. V6E 3X1
Canada

Item 2(c).	Citizenship:

Canadian

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

577097108

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e)	☒
A non-U.S. institution that is the functional equivalent of any of the institutions listed in § 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution;

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 2,386,630

(b)	Percent of class: 7.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,386,630 (see Note 1)

(ii)	Shared power to vote or to direct the vote: Nil

CUSIP No. 577097108	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: 2,386,630 (see Note 1)

(iv)	Shared power to dispose or to direct the disposition of: Nil

Note 1.  PenderFund Capital Management Ltd. ("PenderFund") is the investment manager of a number of funds and may possess voting and/or investment power over the securities of the Issuer that are owned by such funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by such funds.  However, all securities reported in this Schedule 13G/A are owned by such funds and PenderFund disclaims beneficial ownership of such securities.  In addition, the filing of this Schedule 13G/A shall not be construed as an admission that PenderFund or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G/A for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The funds described in Note 1 to Item 4 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in, their respective accounts.  To the knowledge of PenderFund, the interest of any one such fund does not exceed 5% of the class of securities.  PenderFund disclaims beneficial ownership of all such securities

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 577097108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 2, 2018.

PENDERFUND CAPITAL MANAGEMENT LTD.

By:	/s/ Gina Jones
Name: Gina Jones
Title: Chief Operating Officer